PROSPECTUS SUPPLEMENT

ReliaStar Life Insurance Company of New York
and its
ReliaStar Life Insurance Company of New York Variable Annuity Funds P and Q

Supplement dated April 29, 2005, to your current variable annuity prospectus. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION REGARDING FUND ADDITIONS

Effective April 29, 2005, the following Funds will be added as available Sub-Accounts through your Contract:

- ING JP Morgan Value Opportunities Portfolio (Class I)
- ING Oppenheimer Global Portfolio (Initial Class)
- ING Oppenheimer Strategic Income Portfolio (Initial Class)

More information about these new Funds is contained in the tables below.

Fund Fees and Charges.[1] The following table shows the investment advisory fees and other expenses charged annually by each of the Funds available through your Contract, including the new Funds referenced above. Fund fees are one of the factors that impact the value of a Fund share. To learn about additional factors, please see the Fund prospectuses. The following figures are a percentage of the average net assets of each Fund as of December 31, 2004.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
AllianceBernstein Growth and Income Portfolio (Class A) [2]	0.55%	--	0.05%	0.60%	--	0.60%
AllianceBernstein Money Market Portfolio (Class A) [2]	0.45%	--	0.24%	0.69%	--	0.69%
Fidelity® VIP Asset *Manager*SM Portfolio (Initial Class)	0.53%	--	0.12%	0.65%	--	0.65%
Fidelity® VIP *Contrafund*® Portfolio (Initial Class)	0.57%	--	0.11%	0.68%	--	0.68%
Fidelity® VIP Equity-Income Portfolio (Initial Class)	0.47%	--	0.11%	0.58%	--	0.58%
Fidelity® VIP Growth Portfolio (Initial Class)	0.58%	--	0.10%	0.68%	--	0.68%
Fidelity® VIP Index 500 Portfolio (Initial Class)	0.10%	--	--	0.10%	--	0.10%
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	0.43%	--	0.13%	0.56%	--	0.56%
ING JP Morgan Value Opportunities Portfolio (Class I) [3, 4]	0.40%	--	0.15%	0.55%	0.02%	0.53%
ING Oppenheimer Global Portfolio (Initial Class) [5]	0.60%	--	0.06%	0.66%	--	0.66%

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING Oppenheimer Strategic Income Portfolio (Initial Class) [6]	0.50%	--	0.04%	0.54%	--	0.54%
ING VP High Yield Bond Portfolio (Class I) [7,8]	0.63%	--	0.25%	0.88%	0.07%	0.81%
ING VP MidCap Opportunities Portfolio (Class I) [7,8]	0.75%	--	0.21%	0.96%	0.02%	0.94%
ING VP SmallCap Opportunities Portfolio (Class I) [7,8]	0.75%	--	0.19%	0.94%	0.04%	0.90%
Oppenheimer Aggressive Growth Fund/VA	0.67%	--	0.02%	0.69%	--	0.69%
Oppenheimer Balanced Fund/VA	0.72%	--	0.02%	0.74%	--	0.74%
Oppenheimer Capital Appreciation Fund/VA	0.64%	--	0.02%	0.66%	--	0.66%
Oppenheimer Core Bond Fund/VA	0.72%	--	0.03%	0.75%	--	0.75%
Oppenheimer High Income Fund/VA	0.72%	--	0.03%	0.75%	--	0.75%
Oppenheimer Money Fund/VA	0.45%	--	0.03%	0.48%	--	0.48%

1   Each Investment Fund deducts management fees from the amounts allocated to the Investment Funds. In addition, each Investment Fund deducts other expenses which may include service fees which are used to compensate service providers, including the Company and its affiliates, for administrative and Contract Owner services provided on behalf of the Investment Fund. Furthermore, certain Investment Funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of Investment Fund shares. **For a more complete description of the Investment Funds' fees and expenses, review each Fund's prospectus.**

The Company, or its U.S. affiliates, receives from each of the Investment Funds or the Investment Funds' affiliates varying levels and types of revenue with respect to each of the Investment Funds available through the Contract. In terms of the total dollar amounts received, the greatest amount of revenue comes from assets allocated to Investment Funds managed by ING Investments, LLC or other Company affiliates, which Investment Funds may or may not also be subadvised by another Company affiliate. Assets allocated to Investment Funds managed by a Company affiliate, Directed Services, Inc., for example, but which are subadvised by unaffiliated third parties generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated Investment Funds generate the least amount of revenue.

Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in Investment Funds advised by Company affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the Contracts and other products issued by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the Contracts.

2   Expense information has been restated to reflect a reduction in management fees effective September 7, 2004.

3   The amounts shown are estimated operating expenses for Class I shares of the Portfolio as a ratio of expenses to average daily net assets. Operating expenses for this Portfolio are estimated as it had not commenced operations as of December 31, 2004. Pursuant to its administration agreement with the Trust, ING Funds Services, LLC may receive an annual administration fee equal to 0.10% of average daily net assets for the Portfolio. Other Expenses for the Portfolio are estimated because it did not have a full calendar year of operations as of December 31, 2004 (the Portfolio's fiscal year end).

4   Directed Services, Inc. (DSI), the adviser, has entered into a written expense limitation agreement with respect to ING JP Morgan Value Opportunities under which it will limit expenses of this Portfolio, excluding taxes, brokerage and extraordinary expenses, subject to possible recoupment by DSI within three years. The amount of this Portfolio's expenses that are proposed to be waived or reimbursed in the ensuing fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limitation agreement will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

5   Effective December 1, 2004, the administrative fees (included in Other Expenses) were restated to reflect a decrease as follows: from 0.60% to 0.06% for ING Oppenheimer Global Portfolio.

6   Based on estimated expenses for the current fiscal year.

7   The amounts shown are the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year.

8   ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of each Portfolio's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with ING Variable Products Trust under which it will limit expenses of the Portfolios, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading Fees and Expenses Waived or Reimbursed. For each Portfolio, the expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

Fund Investment Advisers and Investment Objectives. The following information lists the investment advisers and subadvisers and information regarding the investment objectives of the Funds available through your Contract, including the new Funds referenced above. More detailed information about these Funds can be found in the current prospectus and Statement of Additional Information for each Fund.

There is no assurance that the stated objectives and policies of any of the Funds will be achieved. Shares of the Funds will rise and fall in value and you could lose money by investing in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
AllianceBernstein Growth and Income Portfolio (Class A)	Investment Adviser: Alliance Capital Management L.P.	Seeks reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality.
AllianceBernstein Money Market Portfolio (Class A)	Investment Adviser: Alliance Capital Management L.P.	Seeks safety of principal, excellent liquidity and maximum current income to the extent consistent with the first two objectives.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP *Asset Manager*SM Portfolio (Initial Class)	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadvisers</u>: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks to obtain high total return with reduced risk over the long term by allocating its assets among stocks, bonds and short-term instruments.
Fidelity® VIP Contrafund® Portfolio (Initial Class)	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadvisers</u>: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Initial Class)	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadviser</u>: FMR Co., Inc.	Seeks reasonable income.
Fidelity® VIP Growth Portfolio (Initial Class)	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadviser</u>: FMR Co., Inc.	Seeks to achieve capital appreciation.
Fidelity® VIP Index 500 Portfolio (Initial Class)	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadvisers</u>: Geode Capital Management, LLC (Geode)	Seeks investment results that correspond to the total return of common stocks publicly traded in the Unit States as represented by the Standard & Poor's 500 Index^{SM} (S&P 500®).
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	<u>Investment Adviser</u>: Fidelity Management & Research Company <u>Subadviser</u>: Fidelity Investments Money Management, Inc.	Seeks as high a level of current income as is consistent with the preservation of capital.
ING JP Morgan Value Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: J.P. Morgan Investment Management Inc.	Seeks to provide long-term capital appreciation.
ING Oppenheimer Global Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: OppenheimerFunds, Inc.	Seeks capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Oppenheimer Strategic Income Portfolio (Initial Class)	Investment Adviser: Directed Services, Inc. Subadviser: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.
ING VP High Yield Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide investors with a high level of current income and total return.
ING VP MidCap Opportunities Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation.
ING VP SmallCap Opportunities Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation.
Oppenheimer Aggressive Growth Fund/VA	Investment Adviser: OppenheimerFunds, Inc.	Seeks capital appreciation by investing in "growth type" companies.
Oppenheimer Balanced Fund/VA	Investment Adviser: OppenheimerFunds, Inc.	Seeks a high total investment return, which includes current income and capital appreciation in the value of its shares.
Oppenheimer Capital Appreciation Fund/VA	Investment Adviser: OppenheimerFunds, Inc.	Seeks capital appreciation by investing in securities of well-known, established companies.
Oppenheimer Core Bond Fund/VA	Investment Adviser: OppenheimerFunds, Inc.	Seeks a high level of current income as its primary goal. Prior to April 29, 2005, the Fund's name was Oppenheimer Bond Fund/VA.
Oppenheimer High Income Fund/VA	Investment Adviser: OppenheimerFunds, Inc.	Seeks a high level of current income.
Oppenheimer Money Fund/VA	Investment Adviser: OppenheimerFunds, Inc.	Seeks the maximum current income from investments in money market securities consistent with low risk and maintenance of liquidity.